VIA EDGAR
May 19, 2011

Kevin Woody	Mark Rakip
Accounting Branch Chief	Staff Accountant
Division of Corporation Finance	Division of Corporation Finance
United States Securities & Exchange Commission	United States Securities & Exchange Commission
100 F Street, NE	100 F Street, NE
Washington, DC 20549-6010	Washington, DC 20549-6010

Re:	HEALTH CARE REIT, INC.: Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 25, 2011 SEC File No. 1-8923
Dear Messrs. Woody and Rakip:
The purpose of this letter is to respond to the comments raised in your letter addressed to Health Care REIT, Inc. (the “Company”) dated May 5, 2011. Our response to each comment is set forth below and, as indicated below, a disclosure will be included in future periodic filings, amendments and updates thereto or future proxy statements, as the case may be.
Form 10-K for the fiscal year ended December 31, 2010
Item 7. Management’s Discussion and Analysis of Financial conditions and Results of Operations.
Liquidity and Capital Resources
1.	We note your response to prior comment seven. In future periodic filings, please disclose within your contractual obligations table your portion of certain joint ventures’ non-recourse debt.
RESPONSE:
In future periodic reports beginning for the quarter ended June 30, 2011, we will disclose our portion of certain joint ventures’ non-recourse debt within the contractual obligations table.

May 19, 2011

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Real property Acquisitions and Development
2.	We have read your response to comment number 10. Please tell us more information regarding the goodwill you recorded as part of this transaction. Specifically, please tell us whether the amount of goodwill can be attributable to your ability to access health systems and development and property management resources. In addition, please tell us whether how you will assess impairment and whether you will assess the value of the enterprise based upon the original 17 medical office properties acquired or any future acquisitions to be made.
RESPONSE:
Our investment in the strategic medical office partnership (the “Partnership”) consisted of two components: [i] the acquisition of varying interests in a portfolio of 17 medical office buildings (the “Properties”); and [ii] the acquisition of a 100% interest in our strategic partner’s business (the “Management Company”). Of the interests in the Properties acquired, 11 of the 17 are consolidated based on a combination of ownership interest and control over the operational decision-making authority, while the remaining six are accounted for as equity method investments due to a lack of control.
We have calculated the purchase price in accordance with ASC 805-30-30 and then allocated it to the identifiable tangible and intangible assets acquired and liabilities assumed. The tangible assets acquired relate primarily to the interests acquired in the Properties. Pursuant to ASC 805-20-25, we evaluated intangible assets to determine if they met the contractual-legal criterion or the separability criterion and determined that the only intangible assets that met the criteria for separate recognition related to the in-place leases with respect to the 11 consolidated medical office buildings, the management contracts of the Management Company relating to third party properties, and the development pipeline related to existing contracts or identified projects. Accordingly, intangible assets were established in the preliminary purchase price allocation related to these specifically identified intangibles. In accordance with ASC 805-30-30-1, goodwill was also recognized at the acquisition date and was measured as the excess of the consideration transferred over the net acquisition date amounts of the identifiable assets acquired and the liabilities assumed. The goodwill represents the going concern value of the Partnership associated with the ability to generate future business through the development of a future pipeline of opportunities beyond those specifically identified above and access to an assembled workforce. Preliminary valuations were performed by third party specialists to assist us in this analysis.
We performed an income approach analysis relying on a market participant discount rate which supports the premise that the purchase price paid is equivalent to fair value. Based on the values derived and required rates of return ascribed to each intangible asset valued, the residual

May 19, 2011

goodwill resulting from the transaction, the implied rate of return on goodwill was deemed reasonable, thereby supporting the value ascribed to goodwill.
We intend to assess goodwill for impairment pursuant to ASC 350-20. We have defined our reporting unit as the Partnership, which is one level below our medical facilities group operating segment and is comprised both of the Properties and the Management Company. This conclusion is based on the fact that the investment was made in a full service medical office building business with property ownership, development, and management capabilities. We will assess impairment on an annual basis and between annual tests in certain circumstances (pursuant to ASC 350-20-35-30). We will utilize the two-step impairment test to first calculate and compare the fair value of the reporting unit to its carrying value, including goodwill, and then, if necessary, calculate and compare the implied fair value of goodwill to the carrying value of goodwill.
* * *
In connection with responding to your comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope you will find the foregoing responsive to your comments. If you have any questions regarding any of the above, please do not hesitate to call Paul D. Nungester, Vice President and Controller of the Company, or the undersigned, Scott A. Estes, at 419-247-2800. Thank you very much.

Very truly yours,
HEALTH CARE REIT, INC.
By:	/s/ Scott A. Estes
Scott A. Estes
Its:	Executive Vice President and
Chief Financial Officer